IMA EXPLORATION INC.
                         709 - 837 West Hastings Street
                             Vancouver, B.C. V6C 3N6


                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that an annual general meeting (the "Meeting") of the shareholders (the "Shareholders") of IMA Exploration Inc. (the "Company") will be held in The Garibaldi Room at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Thursday, June 23, 2005 at the hour of 12:30 P.M. (Vancouver time), for the following purposes:

        1.    To receive the report of the directors;

        2. To receive the audited financial statements of the Company for the fiscal year ended December 31, 2004 (with comparative statements relating to the preceding fiscal period) together with the related Management Discussion and Analysis and report of the Auditors thereon;

        3.    To determine the number of directors at seven (7);

        4.    To elect directors;

        5. To re-appoint auditors and to authorize the directors to fix their remuneration;

        6. To consider, and if thought fit, to pass an ordinary resolution to ratify, confirm and approve IMA's stock option plan which was approved by the shareholders of IMA on June 24, 2004, and which makes a total of 10% of the issued and outstanding shares of IMA available for issuance thereunder; and

        7. To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is a Management Information Circular and form of proxy for the Shareholders. The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Securityholders are entitled to vote at the Meeting either in person or by proxy. Those Securityholders who are unable to attend the Meeting in person are requested to read, complete, sign and mail the enclosed forms of Proxy in accordance with the instructions set out in the Proxy and the Management Proxy Circular accompanying this Notices. Please advise IMA of any change in your mailing address. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or by fax at 1-866-249-7775 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

DATED at Vancouver, British Columbia on May 5, 2005.

                       By Order of the Board of Directors

                                /s/ JOSEPH GROSSO
                                  Joseph Grosso
                      President and Chief Executive Officer

                              IMA EXPLORATION INC.
                                 (THE "COMPANY")

                      SUITE 709 - 837 WEST HASTINGS STREET
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA V6C 3N6

                              INFORMATION CIRCULAR
                   (Containing information as at May 5, 2005)


SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE COMPANY FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON THURSDAY, JUNE 23, 2005 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE COMPANY.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Directors and/or Officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, at 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL SHAREHOLDERS") ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.
Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings unless the Beneficial Shareholders has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder should a beneficial Shareholder receiving such a form wish to vote at the Meeting, the beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the beneficial Shareholder's name in the blank provided and return the materials to the broker as directed.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

"THERE ARE TWO KINDS OF BENEFICIAL OWNERS - THOSE WHO OBJECT TO THEIR NAME BEING MADE KNOWN TO THE ISSUERS OF SECURITIES WHICH THEY OWN (CALLED OBOS FOR OBJECTING BENEFICIAL OWNERS) AND THOSE WHO DO NOT OBJECT TO THE ISSUERS OF THE SECURITIES THEY OWN KNOWING WHO THEY ARE (CALLED NOBOS FOR NON-OBJECTING
BENEFICIAL OWNERS). UP UNTIL SEPTEMBER 2002, ISSUERS (INCLUDING THE DIRECTORS AND OFFICERS OF THE CORPORATION) HAD NO KNOWLEDGE OF THE IDENTITY OF ANY OF THEIR BENEFICIAL OWNERS INCLUDING NOBOS ,SUBJECT TO THE PROVISION OF NATIONAL INSTRUMENT 54-101, COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF REPORTING ISSUERS, HOWEVER AFTER SEPTEMBER 1, 2002 ISSUERS COULD REQUEST AND OBTAIN A LIST OF THEIR NOBOS FROM INTERMEDIARIES VIA THEIR TRANSFER AGENTS. PRIOR TO SEPTEMBER 1, 2004 ISSUERS COULD OBTAIN THIS NOBO LIST AND USE IT FOR SPECIFIC PURPOSES CONNECTED WITH THE AFFAIRS OF THE CORPORATION EXCEPT FOR THE DISTRIBUTION OF PROXY-RELATED MATERIALS DIRECTLY TO NOBOS. THIS WAS STAGE ONE OF THE IMPLEMENTATION OF THE INSTRUMENT. EFFECTIVE FOR SHAREHOLDER MEETINGS TAKING PLACE ON OR AFTER SEPTEMBER 1, 2004 ISSUERS CAN OBTAIN AND USE THIS NOBO LIST FOR DISTRIBUTION OF PROXY-RELATED MATERIALS DIRECTLY (NOT VIA ADP) TO NOBOS. THIS IS STAGE TWO OF THE IMPLEMENTATION OF THE INSTRUMENT.

THIS YEAR, THE CORPORATION HAS DECIDED TO TAKE ADVANTAGE OF THOSE PROVISIONS OF NATIONAL INSTRUMENT 54-101 THAT PERMIT IT TO DIRECTLY DELIVER PROXY-RELATED MATERIALS TO ITS NOBOS. AS A RESULT NOBOS CAN EXPECT TO RECEIVE A SCANNABLE VOTING INSTRUCTION FORM (VIF) FROM OUR TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA (OR COMPUTERSHARE INVESTOR SERVICES INC AS THE CASE MIGHT BE) "COMPUTERSHARE". THESE VIFS ARE TO BE COMPLETED AND RETURNED TO COMPUTERSHARE IN THE ENVELOPE PROVIDED OR BY FACSIMILE. IN ADDITION, COMPUTERSHARE PROVIDES BOTH TELEPHONE VOTING AND INTERNET VOTING AS DESCRIBED ON THE VIF ITSELF WHICH CONTAIN COMPLETE INSTRUCTIONS. COMPUTERSHARE WILL TABULATE THE RESULTS OF THE VIFS RECEIVED FROM NOBOS AND WILL PROVIDE APPROPRIATE INSTRUCTIONS AT THE MEETING WITH RESPECT TO THE SHARES REPRESENTED BY THE VIFS THEY RECEIVE."

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy WILL BE VOTED FOR ALL MATTERS TO BE VOTED ON AT THE MEETING AS SET OUT IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.
The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and senior officers may, however, be interested in the general authorization granted to the directors with respect to "Stock Options to Insiders" as detailed herein.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:               45,479,724 Common shares without par value
Authorized Capital:                   Unlimited Common shares without par value

Only shareholders of record at the close of business on May 5, 2005 which is a day that is no fewer than thirty days prior to the date of the Meeting (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at the Transfer Agent and at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially own, directly or indirectly or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of seven directors and it is intended to determine the number of directors at seven and to elect seven directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his/her successor is elected or appointed, unless his/her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act ( British Columbia).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he/she is ordinarily resident, all offices of the Company now held by him/her, his/her principal occupation, the period of time for which he/she has been a director of the Company, and the number of shares of the Company beneficially owned by him/her, directly or indirectly, or over which he/she exercises control or direction, as at the date hereof.


-----------------------------------------------------------------------------------------------------------------
                                             PRINCIPAL OCCUPATION AND IF                                NO. OF
                                             NOT AT PRESENT AN ELECTED                              COMMON SHARES
                                             DIRECTOR, OCCUPATION DURING THE        DIRECTOR         BENEFICIALLY
NAME, POSITION AND COUNTRY OF RESIDENCE(1)   PAST FIVE YEARS(1)                      SINCE             HELD(2)
-----------------------------------------------------------------------------------------------------------------

GERALD D. CARLSON                            President and director of Copper         1999                 47,500
Chairman and Director                        Ridge  Exploration  Inc., a public
Canada                                       British Columbia mineral exploration
                                             company from March 1999 to present.
-----------------------------------------------------------------------------------------------------------------

JOSEPH GROSSO                                Director and officer of IMA since        1990              1,217,675
President, Chief Executive Officer and       February 1990;  President of Oxbow
Director                                     International  Marketing  Corp., a
Canada                                       private BC company.
-----------------------------------------------------------------------------------------------------------------

ART LANG(3)                                  Chief  Financial  Officer  of  IMA       2004                    Nil
Chief Financial Officer, Vice-President      since  April 2,  2004;  Consultant
and Director                                 providing   financial   management
Canada                                       services to various  clients  from
                                             1999 to March 2004.
-----------------------------------------------------------------------------------------------------------------

ROBERT STUART (TOOKIE) ANGUS(3)              Managing Director, Mergers and           2003                   Nil
Director                                     Acquisitions, Endeavour Financial
Canada                                       Ltd., November 2003 to present;
                                             Partner in law firm, Fasken Martineau
                                             DuMoulin LLP from February 2001 to
                                             October 2003; Partner in law firm,
                                             Stikeman Elliott from 1998 to 2001.
-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
                                             PRINCIPAL OCCUPATION AND IF                                NO. OF
                                             NOT AT PRESENT AN ELECTED                              COMMON SHARES
                                             DIRECTOR, OCCUPATION DURING THE        DIRECTOR         BENEFICIALLY
NAME, POSITION AND COUNTRY OF RESIDENCE(1)   PAST FIVE YEARS(1)                      SINCE             HELD(2)
-----------------------------------------------------------------------------------------------------------------

CHET IDZISZEK(3)                             President,  CEO  and  director  of       2003                175,900
Director                                     Madison   Enterprises  Corp.  from
Canada                                       1993 to  present;  President,  CEO
                                             and  director of Adrian  Resources
                                             Ltd. from June 1990 to present.
-----------------------------------------------------------------------------------------------------------------

DAVID TERRY                                  Vice  President,  Exploration  for       2004                  2,000
Director                                     Amera Resources  Corporation  from
Canada                                       March  2004 to  present;  Regional
                                             geologist  with the BC  Ministry of
                                             Energy and Mines in  Cranbrook,  BC
                                             from  May   2001  to  March   2004;
                                             Project   Geologist   with  Boldien
                                             Limited prior to May 2001.
-----------------------------------------------------------------------------------------------------------------

DAVID HORTON(3)                              Senior      Vice-President      of       2004                    Nil
Director                                     Canaccord   Capital    Corporation
Canada                                       from 1996 to present.
-----------------------------------------------------------------------------------------------------------------

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3)  Denotes member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law.

EXECUTIVE COMPENSATION

Summary Compensation Table

Named Executive Officers mean the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual and each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent financial year. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent financial year was at least $100,000, whether or not they were an executive officer at the end of the financial year.

During the Company's last completed financial year ended December 31, 2004, the Company had one Named Executive Officer, Mr. Joseph Grosso.

The following table (presented in accordance with the regulations (the "Regulations") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company for the financial years ended December 31, 2004, 2003 and 2002 (to the extent required by the Regulations) in respect of the Named Executive Officer:

                                                                    ---------------------------------------
                                                                             LONG TERM COMPENSATION
                                  ------------------------------    ---------------------------------------
                                      ANNUAL COMPENSATION                     AWARDS                PAYOUTS
                                  ------------------------------    ----------------------------    -------    ---------
                                                         OTHER                       RESTRICTED
------------------                                       ANNUAL      SECURITIES      SHARES OR                 ALL OTHER
    NAME AND            ----                             COMPEN-    UNDER OPTIONS/   RESTRICTED      LTIP        COMPEN-
PRINCIPAL POSITION      YEAR      SALARY      BONUS      SATION     SARS GRANTED     SHARE UNITS    PAYOUTS      SATION
                                    ($)        ($)         ($)          (#)(1)            (#)         ($)          ($)
------------------      ----      ------------------------------    ----------------------------    -------    ---------

Joseph Grosso           2004       102,000      Nil        Nil        150,000            Nil           Nil         Nil
President and CEO       2003       102,000      Nil        Nil        200,000            Nil           Nil         Nil
                        2002       102,000      Nil        Nil        500,000            Nil           Nil         Nil
------------------      ----      ------------------------------    ----------------------------    -------    ---------

NOTE:
(1) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.

Long Term Incentive Plan Awards

The Company does not have any long term incentive plan awards ("LTIP") defined as "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or SAR plans or plans for compensation through restricted shares or units."

Option/Stock Appreciation Right ("SAR") Grants and Repricings During the Most Recently Completed Financial Year

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2004 to the Named Executive Officer of the
Company:

------------------------------------------------------------------------------------------------------------------
                                                                                MARKET VALUE OF
                             SECURITIES       % OF TOTAL                          SECURITIES
                           UNDER OPTIONS   OPTIONS GRANTED     EXERCISE OR    UNDERLYING OPTIONS
                              GRANTED        IN FINANCIAL      BASE PRICE      ON DATE OF GRANT
NAME                            (#)            YEAR(1)       ($/SECURITY)(2)     ($/SECURITY)      EXPIRATION DATE
------------------------------------------------------------------------------------------------------------------

Joseph Grosso                  150,000          10.47%             $3.10              $2.85         March 24, 2009
------------------------------------------------------------------------------------------------------------------


NOTES:
(1)  Percentage of all options granted during the financial year.
(2) The exercise price of stock options was set according to the rules of the TSX Venture Exchange ("TSX Venture").

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2004 by the Named Executive Officer(s), and the financial year end value of unexercised options on an aggregated basis:


-----------------------------------------------------------------------------------------------------------------
                                                                     UNEXERCISED OPTIONS    VALUE OF UNEXERCISED
                                                                      AT FINANCIAL YEAR     IN THE MONEY OPTIONS
                               SECURITIES                                   END(3)          AT FINANCIAL YEAR END
                               ACQUIRED ON       AGGREGATE VALUE             (#)                  ($)(3)(4)
                               EXERCISE(1)         REALIZED(2)          EXERCISABLE/             EXERCISABLE/
NAME                               (#)                 ($)              UNEXERCISABLE            UNEXERCISABLE
-----------------------------------------------------------------------------------------------------------------

JOSEPH GROSSO                      Nil                 Nil                 150,000                 $138,000
-----------------------------------------------------------------------------------------------------------------

NOTES:

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSX Venture.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2004 of $4.02 per share, less the exercise price of in-the-money stock options.

Termination of Employment or Change of Control

Other than as described in the Summary Compensation Table, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

DIRECTOR COMPENSATION

Cash Compensation

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors. The directors did not receive any reimbursements during the financial year ended December 31, 2004.

Non-Cash Compensation

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2004 to the directors who are not the Named Executive Officer of the Company:

-----------------------------------------------------------------------------------------------------------------
                                            % OF TOTAL                        MARKET VALUE OF
                             SECURITIES       OPTIONS                            SECURITIES
                           UNDER OPTIONS    GRANTED IN       EXERCISE OR     UNDERLYING OPTIONS
                              GRANTED        FINANCIAL        BASE PRICE      ON DATE OF GRANT
NAME                            (#)           YEAR(1)       ($/SECURITY)(2)     ($/SECURITY)       EXPIRATION DATE
-----------------------------------------------------------------------------------------------------------------

Directors as a group who      550,000            37%            $3.10              $2.85           March 24, 2009
are not Named Executive
Officers
-----------------------------------------------------------------------------------------------------------------

NOTES:
(1)  Percentage of all options granted during the financial year.
(2) The exercise price of stock options was set according to the rules of the TSX Venture.

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2004 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options:


-----------------------------------------------------------------------------------------------------------------
                                                                                          VALUE OF UNEXERCISED IN
                                                                  UNEXERCISED OPTIONS AT     THE MONEY OPTIONS AT
                                                                  FINANCIAL YEAR END(3)       FINANCIAL YEAR END
                             SECURITIES                                    (#)                    ($)(3)(4)
                             ACQUIRED ON      AGGREGATE VALUE
                             EXERCISE(1)        REALIZED(2)            EXERCISABLE/              EXERCISABLE/
         NAME                    (#)                ($)               UNEXERCISABLE             UNEXERCISABLE
-----------------------------------------------------------------------------------------------------------------

Directors as a group             Nil                Nil                  550,000                   $506,000
who are not Named
Executive Officers
-----------------------------------------------------------------------------------------------------------------

NOTES:

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSX Venture.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2004 of $4.02 per share, less the exercise price of in-the-money stock options.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have any defined benefit or actuarial plans under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Named Executive Officer.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the common shares of the Company, for the last five years, with the cumulative total return of the S&P/TSX composite index. The common share trading data is as reported by the TSX. The value for each year represents the closing price as of December 31 on that year.

[GRAPHIC OMITTED]

Omitted Graphic Information: $100 invested on December 31, 2000 with the S&P/TSX Composite Index compared to $100 invested on December 31, 2000 with the Company is as follows:

Value as of:                    S&P/TSX Composite                 The Company

December 31, 2000                   $100.00                         $100.00
December 31, 2001                    $75.00                         $108.11
December 31, 2002                    $80.00                         $148.65
December 31, 2003                    $85.00                         $472.97
December 31, 2004                    $90.00                       $1,086.48

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of compensation plans during the financial year ended December 31, 2004.


----------------------------------------------------------------------------------------------------------------------
                                                                                       NUMBER OF SECURITIES REMAINING
                           NUMBER OF SECURITIES TO BE                                   AVAILABLE FOR FUTURE ISSUANCE
                             ISSUED UPON EXERCISE OF     WEIGHTED-AVERAGE EXERCISE     UNDER EQUITY COMPENSATION PLANS
                            OUTSTANDING OPTIONS,        PRICE OF OUTSTANDING OPTIONS,       (EXCLUDING SECURITIES
                              WARRANTS AND RIGHTS       WARRANTS AND RIGHTS                 REFLECTED IN COLUMN (A))

----------------------------------------------------------------------------------------------------------------------
Plan Category                             (a)                        (b)                                (c)
----------------------------------------------------------------------------------------------------------------------
Equity compensation                 1,347,500                      $1.89                          2,211,000
plans approved by
securityholders
----------------------------------------------------------------------------------------------------------------------
Equity compensation                       N/A                        N/A                                N/A
plans not approved by
securityholders
----------------------------------------------------------------------------------------------------------------------
Total                               1,347,500                      $1.89                           2,211,000
----------------------------------------------------------------------------------------------------------------------


STATEMENTS OF CORPORATE GOVERNANCE PRACTICES

In accordance with disclosure requirements, the Board of Directors of the Company has adopted the following statement of corporate governance practices:

1.   Stewardship of the Company

     The Board of Directors, accepted the responsibility for the stewardship of the Company, specifically for overseeing the operation of the Company and supervising management. The Board has expressed to management, that the goal of the Company is to create shareholder value through the development of its properties in South America.

     The Board acts in accordance of the Canadian Business Corporations Act, the Company's Articles of Incorporation and By-laws, as well as the policies of the TSX Venture Exchange and securities rules in the Province of British Columbia.

     Every Board member is part of the process of establishing policies for the Company and its subsidiaries.

     1A.  Adoption of Strategic Planning Process

          The Board participates in strategic planning by considering and, if deemed appropriate, adopting plans proposed and developed by management, with management having the primary responsibility for developing a strategic plan.

     1B.  Principal Risks

          The Board considers the risks inherent in the mining industry and receives periodic assessments from management as to these risks and the Company's strategies to manage these risks.

     1C.  Succession Planning

          The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. The training and development of personnel is generally left to management. The Board appoints the President, Chief Executive Officer and Chairman, as well as the Audit Committee members, the Compensation Committee members (if required) and officers each year at its first meeting of Directors immediately following the Annual General Meeting.

     1D.  Communications Policy

          The Board assesses from time to time how effectively the Company communicates with shareholders, but does not have a formal communication policy. The Company meets or exceeds all requirements to disseminate material information in a timely manner based on the TSX Exchange policies. The Company keeps an electronic database for disseminating information, has provided interested parties with a toll free number, meets with brokers and portfolio managers and attends investment conferences in Canada and the U.S. The Company has a website with detailed information on its properties and corporate structure and offers parties an electronic means of communicating with the Company.

     1E.  Integrity of Internal Control

          The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company's internal control and management information systems. This process is undertaken on a quarterly basis including during preparation of the year end financial audit.

2.   Board Independence

     The Board shall consist of seven directors. Of the seven management nominees for the Board, Gerald Carlson, Chet Idziszek, Robert Angus and David Horton are "outside" and "unrelated" directors. The other three nominees, Joseph Grosso, Art Lang and David Terry, by nature of their management positions, are "inside" and "related". The entrepreneurial nature of the Company, and the current stage of the Company's development, make it appropriate for the Board to be composed of the present number and composition of directors, and the Board believes that when balanced against the attendent increase in cost to the Company and possible reduction in the efficiency with which decisions are made, it would not be warranted to significantly increase the size of the Board or change the Board's composition at this time.

3.   Individual Unrelated Directors

     The Board currently consists of three related and inside directors, Joseph Grosso, Art Lang and David Terry. Gerald Carlson, Chet Idziszek, Robert Angus and David Horton are unrelated and outside directors.

     Mr. Grosso, has been since 1990, a director, President and Chief Executive Officer of IMA Exploration Inc. He is also President, CEO, Chairman and a Director of Golden Arrow Resources Corporation, and Chairman and Director of Amera Resources Corporation.

     Mr. Art Lang has been a director and Chief Financial Officer of the Company since 2004. He is also a director, CFO and Vice-President of Golden Arrow Resources Corporation and Chief Financial Officer of Amera Resources Corporation since March 2005.

     Dr. Gerald Carlson is President and a director of Copper Ridge Exploration Inc.

     Mr. Chet Idziszek is President, CEO and a director of Madison Enterprises Corp., and President, CEO and a director of Adrian Resources Ltd.

     Mr. Robert Angus is Managing Director, Mergers and Acquisitions at Endeavour Financial Ltd. He has also been a partner in the law firm of Fasken Martineau DuMoulin and Stikeman Elliott.

     Mr. David Horton has acted as Senior Vice-President for Canaccord Capital Corporation since 1996.

     Mr. David Terry has been a director and VP Exploration for the Company since 2004. He is also VP-Exploration for Amera Resources Corporation and a director and VP Exploration for Golden Arrow Resources Corporation.

4.   Nominating Committee

     The Board has not constituted a nominating committee to propose new nominees to the Board and for assessing directors' performance as the Company is too small to justify a formal process in this regard. However, the Board as a whole from time to time discusses potential candidates for the Board, particularly during the preparation of the Annual General Meeting Information Circular.

5.   Assessing the Board's Effectiveness

     The Board has not constituted a committee to assess the effectiveness of the Board as a whole or the contribution of individual directors but, the Chairman has the responsibility for ensuring the effective operation of the Board.

6.   Orientation and Education of Directors

     The Company does not have a formal process of orientation and education for new members of the Board as some senior Board members currently have considerable experience as members of the boards of other public companies. However, senior management presents updated presentations on material changes of the Company's business to all members of the Board.

7.   Effective Board Size

     The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors as presently constituted is appropriate for the Company given the complexity and current stage of development of the Company's business. The Board as presently constituted includes considerable experience in the mining industry as well as financial experience.

8.   Compensation of Directors

     Board members are presently compensated in the manner described in the Company's Annual General Meeting Information Circular under the heading "Executive Compensation" and the Board has determined that the level of compensation is appropriate having regard to the responsibilities and risks associated with Board membership and the compensation provided to Boards of similar companies.

9.   Committees and Outside Directors

     The Board has one committee: The Audit Committee. The Audit Committee members are Robert Angus, Chet Idziszek, Art Lang and David Horton. Mr. Horton is Chairman of the Committee. The Audit Committee members consist of three outside and unrelated directors and one inside and related director. The Audit Committee meets each quarter to review the interim financials and meets one time, and more if necessary, to review the year end financials. The auditors of the Company report to the Audit Committee.

     The Audit Committee reviews the Company's annual consolidated financial statements and interim financial statements before the board approves them.

10.  Approach to Corporate Governance

     The Board of Directors has expressly assumed the responsibility for developing the Company's approach to governance issues and in responding to governance guidelines.

11.  Position Descriptions

     The Company has not formally developed position descriptions for the Board and the Chief Executive Officer, however, the Board is satisfied that senior management is fully aware of their responsibilities and those matters which are within their mandate.

12.  Board Independence

     The Board has functioned, and is of the view that it can continue to function, independently of management, as required. The CEO and President, Mr. Joseph Grosso is a member of management. The Board has not met without management present, given management representation on the Board and given that in view of the size of the Company and the nature of its business, it is essential that those having an intimate knowledge of the Company's operations be present during important Board discussions. Notwithstanding the foregoing, if the Board believed it was appropriate and meaningful, it would formalize a process whereby the Board could meet in the absence of management for the handling of the Board's overall relationship with management.

AUDIT COMMITTEE

The Board has only one committee, the Audit Committee. The Committee reviews the Company's annual consolidated financial statements and interim financial statements before the board approves them, as well as the MD&A's. The Audit Committee is composed of three outside and unrelated directors, Mr. Robert Angus, Mr. Chet Idziszek and Mr. David Horton and one inside and related director, Mr. Art Lang. Refer to Item 3. under Statements of Corporate Governance Practices.

Due to its size, the Company has no formal internal audit process. The Audit Committee has direct communication channels with the external auditors and is responsible for recommending to the Board of Directors the appointment of the auditor and setting the auditor's remuneration. The external auditors report directly to the Company's Audit Committee.

The Board has not adopted a formal system which would enable an individual director to engage an outside advisor at the expense of the Company. If such an engagement were deemed appropriate, it is anticipated that such a request would be brought by the particular director to the Board for consideration.

Principal Accountant Fees and Services

The Company has paid its auditors, PriceWaterhouseCoopers, the following fees for the period ending December 31, 2004.

                                                            To December 31, 2004
                                                            --------------------

Audit Fees                                                         $  30,000
Audit Related Fees Including Tax Fees                              $ 113,650
All Other Fees                                                     $     480

The above listed services were approved by the Company's audit committee.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2004 (the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PriceWaterhouse Coopers, LLP, 7th Floor, 250 Howe Street, Vancouver, British Columbia V6C 3S7,as auditors of the Company and to authorize the directors to fix their remuneration.

MANAGEMENT CONTRACTS

By agreement, made effective as of July 1, 1999, Oxbow International Marketing Corp., a private company owned by Joseph Grosso, is paid a consulting fee of $8,500 per month for making available the services of Joseph Grosso as President and Chief Executive Officer of IMA. Under the terms of the contract, a payment is due in the event that Oxbow's services are terminated without cause or upon a change of control. The termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. During the fiscal year ended December 31, 2004, Oxbow was paid $102,000.

By agreement dated January 1, 1996, as amended December 10, 1996 and August 22, 2001, Nikolaos Cacos, an officer and director of IMA, was paid $5,500 per month for professional services rendered. By amended agreement dated January 5, 2004, Mr. Cacos received $2,200. for January 2004, $1,650. for February 2004 and thereafter $1,375 for a total of $17,600 for the year ending December 31, 2004.

By agreement dated June 11, 2001, as extended, Sean Hurd, a director of IMA, is paid $4,000 per month for professional services rendered. By an amendment January 1, 2004, Mr. Hurd was paid $2,400 per month plus a bonus at year end for an aggregate of $73,800.

By agreement dated April 1, 2004, KGE Management Ltd., ("KGE"), a private company owned by Gerald Carlson, Chairman of IMA, was paid $2,000 per month, plus $600 per day if services are rendered for more than three days per month, for an aggregate payment in 2004 of $34,749. The agreement expired March 31, 2005 and has been renewed for six months with the same terms.

GROSSO GROUP MANAGEMENT CONTRACT

Effective January 1, 2005, the Company engaged the Grosso Group Management Ltd. to provide services and facilities to the Company. As of the date of this Information Circular, a formal agreement among the Company and the Grosso Group has not been finalized. Until such time as the formal agreement has been finalized, the Company and the Grosso Group intend to work under the terms of the proposed Administration Services Agreement by and among the Company and the Grosso Group, which is discussed below. It is anticipated that the formal agreement will have an effective date of January 1, 2005.

The Grosso Group is a private company which will be owned by the Company, Golden Arrow Resources Corporation, Amera Resources Corporation and Gold Point Exploration Ltd., each of which will own one share. Pursuant to the terms of the proposed Administration Services Agreement, the Grosso Group will provide its shareholder companies with geological, corporate development, administrative, and management services on a non-exclusive and on an "as needed" and "as available" basis. The administration services for each shareholder company shall include bookkeeping, accounting and services in connection with quarterly filings, material change reports and other disclosure filings on SEDAR.

The Grosso Group will provide each shareholder company with:

     1.   the use of the Grosso Group's offices;
     2.   receptionist personnel;
     3.   office equipment; and
     4. services of administration, accounting, purchasing, secretarial and like support staff on an "as needed" and "as available" basis.

Shareholder companies may appoint the Grosso Group to manage their work programs. In such event, the Grosso Group will generally retain suppliers and contracts in connection with each shareholder company's approved work programs and will separately invoice such shareholder company for the third-party costs and such invoice will include a handling charge as a percentage of the third-party costs, such charge to be in accordance with industry standards and reviewed for reasonableness from time to time, and which would be negotiated at the time of such work program.

Each shareholder company will pay the Grosso Group a monthly fee for the Grosso Group's services. The Grosso Group intends to allocate the costs of the staff and related general and administrative expenses to its shareholder companies on a full recovery basis. The fee will be based upon a pro-rationing of the Grosso Group's costs, including its executive staff and other overhead, among each of the shareholder companies, with regard to the expected average annual level of services provided to each shareholder company. The staff of the Grosso Group will record their daily activities in connection with each shareholder company and they will retain a log for invoicing purposes. The fee is to be reviewed from time to time and the basis may be changed by the Grosso Group in the event the Grosso Group's costs change or the shareholder companies' use of the services is in excess of historical experience or in the event a greater or lesser number of shareholder companies are using the Grosso Group's services. Each shareholder company has prepaid one month's initial estimated allocation of the Grosso Group's fully recoverable costs, which for the Company amounted to $20,000 (which as of the date of this Information Circular is the estimated initial monthly allocation for the Company).

The Grosso Group has the right to request each of the shareholder companies to allocate a reasonable number of shares in their incentive option plans to employees of the Grosso Group based upon the general amount of time and value added by such employees.

It is anticipated that the Administration Services Agreement may be terminated by a shareholder company after January 1, 2007, upon 30 days' written notice to the Grosso Group. Prior to January 1, 2007, if a shareholder company desires to terminate the agreement in the first year, it will pay a termination fee equal to one-year's basic administration charge and if a shareholder company desires to terminate the agreement in the second year, it will pay a termination fee equal to six-months' basic administration charge.

It is anticipated that upon termination of the Administration Services Agreement, each of the shareholder companies will agree to resell its common share back to the Grosso Group for $1.00 and the shareholder companies will not be able to sell, transfer or otherwise dispose of or encumber such share during the term of the Administration Services Agreement.

The Grosso Group's areas of experience encompass financing, marketing, property acquisition, community relations, socioeconomic issues, regulatory compliance, government relations, property exploration and investor relations. Additionally the Grosso Group has a number of other support staff at its corporate office and arrangements with contract providers of accounting and administrative services at the country operations' offices in Argentina and Peru.

The members of the board of directors of the Grosso Group are appointed by the shareholder companies, with each shareholder company appointing one of its directors to serve as a director of the Grosso Group. As of May 5, 2005 it is anticipated that the directors of the Grosso Group will be Nikolaos Cacos, Joseph Grosso, Arthur Lang and Nick DeMare. Messrs. Lang and Grosso are officers, directors and shareholders of the Company. Nikolaos Cacos is an officer of IMA, a director and officer of Golden Arrow Resources Corporation and a director and officer of Amera Resources Corporation. Nick DeMare is an officer and director of Gold Point Exploration Ltd. Mr. DeMare indirectly owns 100% of Chase Management Ltd., a company which provides consulting services to the Company and other Grosso Group shareholder companies.

Each of the public company shareholders of the Grosso Group will have its own separate board of directors (whose members include persons employed by the Grosso Group); however, some directors will serve on multiple boards and on the board of directors of companies which are not shareholders of the Grosso Group.

In connection with the formation and establishment of the Grosso Group, Mr. Nick DeMare was issued the initial share of the Grosso Group and acted as the President, Secretary and sole director of the Grosso Group. Effective February 6, 2004, Mr. DeMare transferred the sole outstanding share of the Grosso Group to Joseph Grosso, the Chairman and a director and principal shareholder of the Company. Mr. DeMare also resigned as a director and the President and Secretary of the Grosso Group effective February 6, 2004 and Mr. Grosso was appointed as a director and the President and Secretary of the Grosso Group. It is anticipated that Mr. Grosso will return the sole outstanding share of the Grosso Group to the Grosso Group for cancellation and one share will be issued to IMA.

The Board of Directors of the Company will approve the formal agreement once completed.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Ratification of Approved Stock Option Plan

At the Annual and Extraordinary General Meeting of Shareholders held on June 26, 2003, the Shareholders approved IMA's Stock Option Plan (the "Stock Option Plan") which makes a total of 10% of the issued and outstanding shares of IMA available for issuance thereunder.

The TSX-V requires all TSX-V listed companies who have adopted a stock options plan which reserves a maximum of 10% of the number of common shares of IMA issued and outstanding on the applicable date of grant, to obtain shareholder approval to the Stock Option Plan on an annual basis. Accordingly, IMA requests that the Shareholders ratify and approve IMA's Stock Option Plan.

The rules of the Exchange require that the Stock Option Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the Shareholders will be asked at the Meeting to pass the ordinary resolution substantially in the form set out below.

An ordinary resolution is a resolution passed by a majority of at least 50% of the votes cast by those Shareholders, who being entitled to do so, vote in person or by proxy in respect to that resolution at the Meeting.

A full copy of the Stock Option Plan will be available at the Meeting. Shareholders may obtain a copy of the Stock Option Plan in advance of the Meeting upon request to IMA, 709, 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, to the attention President. IMA's fax number is (604) 687-1858.

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

        1. The Stock Option Plan, in the form approved by the Shareholders of IMA Exploration Inc. ("IMA") at the Annual and Extraordinary General Meeting held on June 26, 2003, is hereby ratified, confirmed and approved;
        2. IMA is authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan entitling all of the optionholders in aggregate to purchase up to such number of common shares of IMA as is equal to 10% of the number of common shares of IMA issued and outstanding on the applicable grant date; and

        3. the Board or any committee created pursuant to the Stock Option Plan is authorized to make such amendments to the Stock Option
              Plan from time to time as the Board may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities and in certain cases, in accordance with the terms of the Stock Option Plan, the members."

MANAGEMENT OF IMA RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE FOREGOING RESOLUTION, AND THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE APPROVAL OF THE FOREGOING RESOLUTION AT THE MEETING UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM.

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company's activities may be found on SEDAR at www.sedar.com. Any security holder may contact Mr. Nikolaos Cacos, Corporate Secretary, to obtain a copy of the most recent financial statements and MD & A.

For the period ending December 31, 2004, financial information is provided in the Company's comparative financial statements and MD & A as filed on SEDAR at www.sedar.com or on the Company's website at www.imaexploration.com.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 5th day of May, 2005.



/s/ JOSEPH GROSSO                                   /s/ ARTHUR LANG
-----------------------                             -------------------------
Joseph Grosso                                       Arthur Lang
Chief Executive Officer                             Chief Financial Officer

IMA EXPLORATION INC.





FORM OF PROXY - ANNUAL GENERAL AND SPECIAL MEETING TO BE HELD ON JUNE 23, 2005

THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

NOTES TO PROXY


1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered  should  sign  this  proxy.  If you are  voting  on  behalf of a
     corporation   or  another   individual  you  may  be  required  to  provide
     documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.





Proxies submitted must be received by 12:30 pm, Pacific Time, on June 21, 2005

APPOINTMENT OF PROXYHOLDER

The undersigned registered shareholder of IMA Exploration Inc. (the "Company") hereby appoints: Joseph Grosso, the President, Chief Executive Officer, and a Director, or failing this person, Arthur Lang, a Director,

                                       OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting:

             _______________________________________________________

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of IMA Exploration Inc. to be held at The Garibaldi Room at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, B.C. on June 23, 2005 at 12:30 PM (Pacific Time) and at any adjournment thereof.


1.   RESOLUTION

     To determine the number of Directors at seven (7)   For ____  Against  ____

2.   ELECTION OF DIRECTORS

     01. To elect as Director Gerald Carlson             For ____  Withhold ____

     02. To elect as Director Joseph Grosso              For ____  Withhold ____

     03. To elect as Director Arthur Lang                For ____  Withhold ____

     04. To elect as Director Stuart (Tookie) Angus      For ____  Withhold ____

     05. To elect as Director Chet Idziszek              For ____  Withhold ____

     06. To elect as Director David Terry                For ____  Withhold ____

     07. To elect as Director David Horton               For ____  Withhold ____

3.   APPOINTMENT OF AUDITORS

     To appoint PricewaterhouseCoopers LLP, as Auditors for the Company and to authorize the Directors to fix their remuneration.

                                                         For ____  Withhold ____

RESOLUTIONS - Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

4. To consider, and if thought fit, to pass an ordinary resolution to ratify, confirm and approve the Company's stock option plan, approved by the Shareholder's on June 24, 2004.
                                                         For ____ Withhold ____


5.   To transact such other business as may properly come before the Meeting.

                                                         For ____  Withhold ____



AUTHORIZED SIGNATURE(S) - SIGN HERE - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.


Signature(s)

________________________________                         _______________________
                                                         Date

                              IMA EXPLORATION INC.
                                 (THE "COMPANY")


            2005 REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS


National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities ("Securityholders") a form to allow Securityholders to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A. If you wish to receive such mailings, please complete and return this form to:

                              IMA EXPLORATION INC.
                         709 - 837 WEST HASTINGS STREET
                              VANCOUVER, BC V6C 3N6


The undersigned Securityholder hereby elects to receive:

[ ] Interim Financial Statements for the first, second and third financial quarters of 2005 and the related MD&A;

         and / or

[ ] Annual Financial Statements for the fiscal year ended December 31, 2005 and related MD&A.

Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.



NAME:
              ------------------------------------------------------------------
ADDRESS:
              ------------------------------------------------------------------

              ------------------------------------------------------------------
POSTAL CODE:
              ------------------------------------------------------------------


I confirm that I am a: [ ] REGISTERED SHAREHOLDER OR [ ] BENEFICIAL SHAREHOLDER of the Company.


Signature of
Securityholder:  ________________________          Date: _______________________




CUSIP:   449664101